Exhibit 99.9

CONSENT OF GEOLOGIST

I hereby consent to references to my name under the heading “Description of the Business—Mineral Reserves and Resources” and all other references to my name included or incorporated by reference in Elk Valley Resources Ltd.’s Registration Statement on Form 40-F, filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

Sincerely,

/s/ Jo-Anna Singleton
Name: Jo-Anna Singleton, P.Geo. Title: Sr. Geologist Supervisor

Sparwood, British Columbia, Canada Date: April 3, 2023